Embargo until 16:00 GMT, 31 March 2003



                   TDL INFOMEDIA GROUP PLC

                 TDL INFOMEDIA HOLDINGS PLC


TDL  Infomedia  announce 2002 EBITDA of GBP30.4 million,  a  10%
increase over 2001

TDL Infomedia Holdings plc and its wholly owned subsidiary TDL
Infomedia Group plc, announced fourth quarter and full year results for the year ended 31 December 2002.

Full Year 2002 Results

TDL Infomedia reported turnover for the year ended 31 December 2002 of GBP96.9 million, up 4.1% from GBP93.1 million in 2001. Overall, the group published 174 directories during 2002 generating revenues of GBP89.4 million, compared to the 173 directories published in 2001 and revenues of GBP86.9 million. Like for like print directory revenues increased 2.6% from GBP86.9 million in 2001 to GBP89.2 million. The increase in like for like print directory revenues in 2002 reflects the 4.5% growth in customer numbers, from 88,839 to 92,825, driven by various pricing and other account growth initiatives during the year. The average value of print directory accounts decreased, however, from GBP975 in 2001 to GBP960 in 2002, partly as a result of these initiatives.

Published Internet advertising sold during the year decreased slightly from GBP4.4 million in 2001 to GBP4.3 million in 2002, although the proportion of print directory customers buying Internet advertising during the year increased from 20% in 2001 to 25% in 2002. Internet advertising revenues recognised in the accounts during the year increased from GBP3.5 million in 2001 to GBP4.5 million in 2002. Business Information revenues increased 11.9% from GBP6.2 million in 2001 to GBP6.9 million in 2002, as a result of continued customer account growth.

Processed  sales  (being the value of all print  and  internet
advertising  sales  orders  signed  during  a  given   period,
irrespective of the timing of publication of the directories to which they relate) decreased from GBP97.3 million in 2001 to GBP92.2 million in 2002 as a result of differences in the timing and length of the 2001 and 2002 sales cycles.

Cost of sales for the year decreased by 1.1% from GBP40.1 million in 2001 to GBP39.6 million in 2002, largely as a result of a reduction in direct selling costs in line with reduced staffing levels. Consequently, gross margins improved from 57.0% in 2001 to 59.2% in 2002.

Operating costs (excluding depreciation and amortisation) increased by 5.9% from GBP25.5 million in 2001 to GBP27.0 million in 2002. The increase reflects the impact of the reversal during 2001 of an onerous property provision of GBP1.0 million as well as the costs incurred developing our new online search engine, WebFinder.com, which was launched in January 2003.

The   increase   in  turnover  and  improved   gross   margins
contributed to a 10.1% increase in EBITDA from GBP27.6 million in 2001 to GBP30.4 million in 2002.

TDL Infomedia's net cash inflows before financing increased from GBP19.1 million in 2001 to GBP24.3 million in 2002 as a result of a reduction in capital expenditure from GBP11.5 million in 2001 (primarily in connection with the acquisition of Thomson House) to GBP1.7 million in 2002. The impact of this reduction in capital expenditure was, however, partly offset by increased tax payments during 2002 (of GBP2.7 million, compared to GBP0.7 million during 2001). Furthermore, in 2001 net cash inflows before financing included the receipt of GBP4.0 million in connection with the sale of the group's investment in, and loans to, TDL Belgium on 30 March 2001.

4th Quarter Results

TDL Infomedia reported fourth quarter turnover of GBP35.3 million, up 7.0% from GBP33.0 million in the comparable period
in  2001.   TDL Infomedia published 56 directories during  the
fourth quarter of 2002, generating gross revenues of GBP33.6 million, compared to 51 directories in Q4 2001 and gross revenues of GBP31.4 million. Revenues from the 51 directories published in both periods increased from GBP31.4 million in 2001 to GBP31.7 million in Q4 2002.

Published   Internet  advertising  sold  during  the   quarter
decreased from GBP1.3 million in 2001 to GBP1.0 million in Q4 2002. Fourth quarter Internet advertising revenues recognised in the accounts were stable at GBP1.1 million in 2001 and 2002. Business Information revenues for the quarter totalled GBP2.0 million, up 21.9% from GBP1.6 million in Q4 2001.

Cost of sales for the quarter decreased 5.5% from GBP15.1 million in Q4 2001 to GBP14.3 million in Q4 2002, primarily as a result of a reduction in direct selling costs in line with headcount reductions during 2002. Consequently, gross margins for the period improved from 54.3% in Q4 2001 to 59.6% in Q4 2002.

Operating costs for the quarter (excluding depreciation and amortisation) increased by 17.4% from GBP6.2 million in 2001 to GBP7.9 million in 2002. The increase primarily reflects the costs incurred developing our new online search engine, WebFinder.com, as well as higher advertising spend during Q4 2002.

The increase in turnover, coupled with the improvement in gross margins, contributed to a 12.4% increase in fourth quarter EBITDA from GBP11.7 million in 2001 to GBP13.1 million in 2002.

Operating cash inflows before financing costs for the quarter decreased from GBP7.0 million in 2001 to GBP3.4 million in Q4
2002 primarily as a result of increased capital expenditure, tax and working capital outflows during the quarter.

Repurchase of 15.5% Senior Discount Notes due 2010

During the fourth quarter of 2002, TDL Infomedia Holdings plc accepted two offers to repurchase a portion of its outstanding 15.5% Senior Discount Notes ("the Notes"). On 8 October 2002 the Company completed the repurchase of US$15.21 million in aggregate principal amount at maturity of the Notes and on 16 December 2002 the Company completed the repurchase of a further US$37.89 million in aggregate principal amount at maturity of the Notes. The repurchased Notes have been cancelled and may not be held, reissued or resold. Consequently, the aggregate principal amount at maturity of the Notes outstanding as at 31 December 2002 was US$12,060,000.

Subsequent to year end, TDL Infomedia Holdings plc accepted a further offer to repurchase a portion of its remaining outstanding 15.5% Senior Discount Notes. On 10 February 2003 the Company completed the repurchase of US$785,000 in aggregate principal amount at maturity of the Notes. The repurchased Notes have been cancelled and may not be held, reissued or resold. As a result of this repurchase, the aggregate principal amount at maturity of the Notes currently outstanding is now US$11,275,000.

All of the above repurchases were financed by loans from Telecom Italia Finance S.A, a subsidiary of Telecom Italia. The loans bear interest at an effective rate of 255 bps above the relevant period Interest Rate Swap and are repayable in October 2010.

The table presented below reflects the consolidated operating results of TDL Infomedia Holdings plc for the three months and year ended 31 December 2001 and 2002:

                               Three months      Year ended
                                   ended        31 December
                                31 December
                               2002     2001    2002   2001
Condensed Operating   		 GBP'000 GBP'000  GBP'000 GBP'000
Statement
Turnover                      35,276   32,982  96,945   93,137
Cost of sales                (14,253) (15,080)(39,576) (40,052)
Gross profit                  21,023   17,902  57,369   53,085
Operating costs               (7,911)  (6,239)(26,952) (25,463)
Depreciation                    (753)    (636) (2,459)  (2,335)
Amortisation                  (3,531)  (3,531)(14,124) (14,126)
Operating profit               8,828    7,496  13,834   11,161
Share of operating loss from
joint venture                      -        -       -     (636)

Profit on ordinary
activities before
interest and tax			   8,828   7,496   13,834   10,525

Condensed Operating Cashflow
EBITDA                        13,112  11,663  30,417    27,622
Working capital
-(increase)/decrease          (7,655) (3,907) (1,652)  (1,479)
Capital Expenditure           (1,160)  (529)  (1,710) (11,546)
Belgium working capital loans      -      -        -   (1,768)
Proceeds on sale of interest
in Belgian joint venture           -      -        -    4,037
Tax paid                       (946)    (259) (2,712)    (690)
Cashflow before financing      3,351   6,968  24,343   19,134


Other data
Processed sales               28,613   29,828  92,156 97,297
Published internet
advertising sales			     980    1,319  4,305   4,363
Directories published (no.)       56       51    174     173
Print directory accounts(no.)   n/a    n/a    92,825  88,839
Average value account (GBP)
 - print directory              n/a    n/a   GBP960   GBP975
 - combined print and Internet  n/a    n/a GBP1,008 GBP1,021
Return on base (%)              n/a    n/a    85.3%    81.6%

Summary  results for TDL Infomedia Group plc and TDL Infomedia
Holdings plc for the year to 31 December 2002 are presented at Appendix A.

This news release contains forward-looking statements about the company's future business prospects. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by such forward looking statements. Factors that may cause future results to differ materially from the company's current expectations include, among others: general economic conditions, the company's high level of indebtedness, the current regulatory environment and sales representative retention rates.

Thomson Directories Limited Press Office:

Adrian Linden            +44(0)121 454 8181
Wyatt International

For further information contact:

Kevin Watson        +44 (0)1252 390504
Finance Director
kevin.watson@thomweb.co.uk

Penny Holt          +44 (0)1252 390588
Corporate Development Manager
penny.holt@thomweb.co.uk




The financial information contained in this announcement is unaudited. This announcement is not a full set of accounts within the meaning of s240 of the Companies Act 1985

EBITDA consists of operating profit before depreciation or amortisation. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by investors as an alternative to operating profit or profit on ordinary activities before taxation, as an indicator of our operating performance or as an alternative to cash flow from operating activities.

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold into the United States absent registration under the U.S. Securities
Act 1933 or an exemption there from.


                   TDL INFOMEDIA GROUP PLC

            CONSOLIDATED PROFIT AND LOSS ACCOUNT

                  Year to 31 December 2002


                                              Year to Year to
                                              31 Dec   31 Dec
                                               2002     2001
                                               GBP'000   GBP'000

Turnover (including share of joint ventures)   96,945   93,461
Less: share of turnover of joint venture            -    (324)
Turnover                                       96,945   93,137
Cost of sales                                 (39,576) (40,052)
Gross profit                                   57,369   53,085
Net operating expenses                        (43,511) (41,924)
Group operating profit                         13,858   11,161
Share of operating loss from joint venture          -    (636)
Total operating profit: group and share of
joint ventures								   13,858   10,525

Interest receivable and similar income
 - group                                           43      159
 - joint venture                                    -        4
                                                   43      163
Interest payable and similar charges
 - group (note 1)                             (10,295) (12,117)
 - joint venture                                    -     (171)
                                              (10,295) (12,288)

Profit/(loss) on ordinary activities before     3,606   (1,600)
taxation
Taxation on profit on ordinary activities     (5,549)   (4,138)
Loss on ordinary activities after taxation    (1,943)   (5,738)
Dividends and appropriations                        -        -
Retained loss for the period                  (1,943)   (5,738)

Note 1.  Includes amortisation of debt issue costs.


            											Appendix A.2
                   TDL INFOMEDIA GROUP PLC

                 CONSOLIDATED BALANCE SHEET

                   As at 31 December 2002

                                              As at   As at
                                             31 Dec   31 Dec
                                              2002     2001
                                            GBP'000   GBP'000

Fixed assets
  Intangible assets                          163,632  177,756
  Tangible assets                             12,488   13,101
                                             176,120  190,857

Current assets
  Work in progress                             8,130    7,865
  Debtors, amounts falling due:
     within one year                          22,426   22,282
     after one year                              189    5,669
  Cash at bank and in hand                     1,496    1,677
                                              32,241   37,493
Creditors: amounts falling due within one
year
Amounts due to group undertakings            (25,500) (40,335)
Other creditors                              (33,512) (37,018)
                                             (59,012) (77,353)

Net current liabilities                      (26,771) (39,860)

Total assets less current liabilities        149,349  150,997

Creditors: amounts falling due after one
year
Senior Subordinated Notes                    (67,750) (67,750)
Deferred debt issue costs                      2,077    2,390
Intercompany loans                               (22)       -
                                             (65,695) (65,360)
Provisions for liabilities and charges          (120)    (160)

Net assets                                    83,534   85,477


Capital and reserves
Called up share capital                          624      624
Share premium account                         61,833   61,833
Other reserves                                40,000   40,000
Profit and loss account                      (18,923) (16,980)

Total equity shareholders' funds              83,534   85,477


                                                 Appendix A.3

                   TDL INFOMEDIA GROUP PLC

              CONSOLIDATED CASH FLOW STATEMENT

                  Year to 31 December 2002

                                               Year to Year to
                                               31 Dec   31 Dec
                                                2002     2001
                                              GBP'000   GBP'000

Net cash inflow from operating activities       28,766   29,101
Returns on investments and servicing of
finance
  Interest received                                 43      159
  Interest paid                                (9,589)  (11,271)
Net cash outflow from returns on investments   (9,546)  (11,112)
and servicing of finance
Taxation                                       (2,712)   (1,143)
Capital expenditure and financial investments
  Payments to acquire tangible fixed assets    (1,710)  (11,577)
  Receipts from sales of tangible fixed assets      -        31
  Loans to joint venture                            -    (1,768)
  Proceeds on sale of joint venture interest        -     4,037

Net cash outflow from capital expenditure and
financial investments                          (1,710)   (9,277)

Net cash inflow before financing and            14,798    7,569
management of liquid resources

Financing
  Borrowings raised                                  -        -
  Borrowings repaid                            (13,500) (15,000)
  Costs associated with the raising of debt      (363)      (57)
  Intergroup borrowings                        (1,116)      932

Net cash outflow from financing               (14,979)  (14,125)

Management of liquid resources
  Decrease in term deposits                         -        -

Net cash inflow from management of liquid
resources                                           -        -

Decrease in cash                                 (181)  (6,556)


RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH
FLOWS
Operating profit                                13,858   10,525
Depreciation and amortisation                   16,583   16,461
Share of joint venture losses                        -      636
Increase in stock and work in progress            (265)  (1,479)
Decrease in debtors                                513    2,499
(Decrease)/increase in group liabilities        (1,012)     910
Decrease in creditors                             (911)    (451)

Net cash inflow from continuing operating       28,766   29,101
activities




                                                 Appendix A.4

                 TDL INFOMEDIA HOLDINGS PLC

            CONSOLIDATED PROFIT AND LOSS ACCOUNT

                  Year to 31 December 2002


                                             Year to   Year to
                                              31 Dec   31 Dec
                                               2002     2001
                                             GBP'000   GBP'000

Turnover (including share of joint             96,945    93,461
ventures)
Less: share of turnover of joint venture            -      (324)
Turnover                                       96,945    93,137
Cost of sales                                 (39,576)  (40,052)
Gross profit                                   57,369    53,085
Net operating expenses                        (43,535)  (41,924)
Group operating profit                         13,834    11,161
Share of operating loss from joint venture          -      (636)
Total operating profit: group and share of     13,834    10,525
joint ventures

Interest receivable and similar income
 - group                                           43       159
 - joint venture                                    -         4
                                                   43       163
Interest payable and similar charges
 - group (note 1)                            (24,341)  (18,560)
 - joint venture                                   -      (171)
                                             (24,341)  (18,731)

Loss on ordinary activities before taxation  (10,464)   (8,043)
Taxation on profit on ordinary activities     (1,328)   (2,205)
Loss on ordinary activities after taxation   (11,792)  (10,248)
Dividends and appropriations                       -         -
Retained loss for the period                 (11,792)  (10,248)


Note 1.  Includes premiums paid and
amortisation of debt issue costs.


            											Appendix A.5
                 TDL INFOMEDIA HOLDINGS PLC

                 CONSOLIDATED BALANCE SHEET

                   As at 31 December 2002

                                              As at   As at
                                             31 Dec   31 Dec
                                              2002     2001
                                            GBP'000   GBP'000

Fixed assets
  Intangible assets                          163,632  177,756
  Tangible assets                             12,488   13,101
                                             176,120  190,857

Current assets
  Work in progress                             8,130    7,865
  Debtors, amounts falling due:
     within one year                          22,426   22,282
     after one year                              189        -
  Cash at bank and in hand                     1,496    1,677
                                              32,241   31,824
Creditors: amounts falling due within one
year
Amounts due to group undertakings            (25,500) (40,233)
Other creditors                              (26,741) (28,242)
                                             (52,241) (68,475)
Net current liabilities                      (20,000) (36,651)

Total assets less current liabilities        156,120  154,206

Creditors: amounts falling due after one
year
Senior Subordinated Notes                    (67,750) (67,750)
Senior Discount Notes                         (5,732) (39,411)
Amounts due to group undertakings            (46,252)       -
Deferred debt issue costs                      2,179    3,352
											(117,555)(103,809)
Provisions for liabilities and charges          (120)    (160)

Net assets                                    38,445   50,237


Capital and reserves
Called up share capital                          397      397
Share premium account                         39,315   39,315
Other reserves                                40,000   40,000
Profit and loss account                      (41,267) (29,475)

Total equity shareholders' funds              38,445   50,237

                                                 Appendix A.6

                 TDL INFOMEDIA HOLDINGS PLC

              CONSOLIDATED CASH FLOW STATEMENT

                  Year to 31 December 2002

                                               Year to Year to
                                               31 Dec   31 Dec
                                                2002     2001
                                              GBP'000   GBP'000

Net cash inflow from operating activities       28,765   29,101
Returns on investments and servicing of
finance
  Interest received                                 43      159
  Interest paid                                (9,655)  (11,271)

Net cash outflow from returns on investments   (9,612)  (11,112)
and servicing of finance

Taxation                                       (2,712)    (690)

Capital expenditure and financial investments
  Payments to acquire tangible fixed assets    (1,710)  (11,577)
  Receipts from sales of tangible fixed assets      -        31
  Loans to joint venture                            -    (1,768)
  Proceeds on sale of joint venture interest        -     4,037

Net cash outflow from capital expenditure and  (1,710)   (9,277)
financial investments

Net cash inflow before financing and            14,731    8,022
management of liquid resources

Financing
  Borrowings raised                                  -        -
  Borrowings repaid                            (17,764) (15,000)
  Costs associated with the raising of debt       (380)     (60)
  Intergroup borrowings                          3,232      482

Net cash outflow from financing                (14,912) (14,578)

Management of liquid resources
  Decrease in term deposits                          -        -

Net cash inflow from management of liquid
resources                                            -        -

Decrease in cash                                 (181)  (6,556)


RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH
FLOWS
Operating profit                                13,834   10,525
Depreciation and amortisation                   16,583   16,461
Share of joint venture losses                        -      636
Increase in work in progress                      (265)  (1,479)
Decrease in debtors                                513    2,499
(Decrease)/increase in group liabilities        (1,012)     910
Decrease in creditors                             (888)    (451)

Net cash inflow from continuing operating       28,765   29,101
activities